China Digital TV Announces Unaudited First Quarter 2012 Results

BEIJING, China, May 22, 2012 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the first quarter ended March 31, 2012.

Highlights for the First Quarter 2012

●	Net revenues in the first quarter of 2012 were US$21.8 million, representing a 12.6% increase from the same period in 2011 and a 25.4% decrease from the fourth quarter of 2011.

●	China Digital TV shipped approximately 3.70 million smart cards in the first quarter of 2012, compared to 3.63 million in the same period in 2011 and 5.38 million in the fourth quarter of 2011.

●	Gross margin in the first quarter of 2012 was 77.7%, compared to 79.5% in the same period in 2011 and 81.1% in the fourth quarter of 2011.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the first quarter of 2012 were US$0.12, compared to US$0.13 in the same period in 2011.

“I am pleased to report that China Digital TV has delivered another solid quarter with a net revenue increase of 12.6% from the same period in 2011, spurred by steady growth in smart card shipments and increased sales of other products. Demand for our products was largely driven by the continued investment from cable operators in digitalization projects,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “In the first quarter of 2012, our strong execution capabilities enabled us to maintain our leading market share of 58% in China’s CA market. Meanwhile, we also saw progress in the development of our next generation products and services, as well as sales in international markets.”

Mr. Zhu continued, “Looking ahead, we expect to witness steady market demand for our standard CA products this year, supported by continuous cable penetration and digitalization throughout China, including in regional markets. We also anticipate emerging opportunities for our more advanced CA products driven by the conversion to high-definition set-up boxes. In addition, as an industry leader in China’s digital television industry, we remain focused on expanding our international business and exploring value-added services and partnership opportunities to meet the evolving industry needs and stay ahead of market trends.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “Sustainable growth has always been a key focus of China Digital TV’s development strategy. In addition to our longstanding efforts to improve operational efficiency, we are also committed to expanding our revenue potential through investment in research and development to capture opportunities in the evolving digital industry.”

First Quarter 2012 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the first quarter of 2012, China Digital TV generated net revenues of US$21.8 million, an increase of 12.6% from the first quarter of 2011 and a decrease of 25.4% from the fourth quarter of 2011. The year-over-year increase in net revenues was primarily due to an increase in the sales of other products, such as multimedia home entertainment boxes, integrated chips and surface mounted device chipsets. The quarter-over-quarter decrease in net revenues was principally due to a decrease in the shipment volume of smart cards, and was partially offset by an increase in the sale of other products.

In the first quarter of 2012, revenues from the Company’s top five customers accounted for 22.7% of total revenues, compared to 25.8% in the fourth quarter of 2011.

Revenue Breakdown

	For the three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	(in thousands of U.S. dollars)
Product:
Smart Cards	$19,184	$26,795	$18,310
Other products	2,101	1,240	112
Subtotal	21,285	28,035	18,422
Services:
Head-end system integration	400	843	557
Head-end system development	244	191	114
Licensing income	178	243	326
Royalty income	-	275	175
Other service	5	4	2
Subtotal	827	1,556	1,174
Total revenues	$22,112	$29,591	$19,596

Revenues from smart cards and other products were US$21.3 million in the first quarter of 2012, an increase of 15.5% from the same period in 2011 and a decrease of 24.1% from the fourth quarter of 2011. Sales of smart cards and other products accounted for 96.3% of total revenues in the first quarter of 2012, compared to 94.7% in the fourth quarter of 2011. The year-over-year increase was primarily due to an increase in sales of other products, such as multimedia home entertainment boxes, integrated chips and surface mounted device chipsets. The quarter-over-quarter decrease was primarily due to a decrease in smart card sales caused by usual seasonality associated with the Chinese New Year holiday.

Revenues from services were US$0.8 million in the first quarter of 2012, a decrease of 29.6% from the same period in 2011 and a decrease of 46.9% from the fourth quarter of 2011. Service revenues accounted for 3.7% of total revenues in the first quarter of 2012. The year-over-year and quarter-over-quarter decreases were primarily due to a decline in licensing and royalty income and revenue from head-end system integration.

Gross profit in the first quarter of 2012 was US$16.9 million, an increase of 10.0% from the same period in 2011 and a decrease of 28.5% from the fourth quarter of 2011. Gross margin, which is equal to gross profit divided by net revenues, was 77.7% in the first quarter of 2012, compared to 79.5% in the same period in 2011 and 81.1% in the fourth quarter of 2011. The year-over-year decrease in gross margin was primarily due to an increase in the cost of other products, such as multimedia home entertainment boxes, integrated chips and surface mounted device chipsets. The quarter-over-quarter decrease in gross margin was mainly due to a corresponding increase in revenues from other products, such as multimedia home entertainment boxes, integrated chips and surface mounted device chipsets and an increase in unit cost of smart cards.

In the first quarter of 2012, the average selling price (the “ASP”) of smart cards increased by 3.7% compared to the fourth quarter of 2011. In addition, the unit cost of smart cards increased by 12.6% compared to the fourth quarter of 2011.

Operating expenses in the first quarter of 2012 were US$8.8 million, an increase of 23.1% from the same period in 2011 and a decrease of 19.4% from the fourth quarter of 2011.

●     Research and development expenses for the first quarter of 2012 were US$3.7 million, an increase of 43.7% from the same period in 2011 and an increase of 2.2% from the fourth quarter of 2011. The year-over-year increase was primarily due to an increase in the number of research and development staff, as well as an increase in share-based compensation expenses relating to options granted to employees in the second, third and fourth quarters of 2011. The quarter-over-quarter increase was primarily due to an increase in performance bonus, which was partially offset by a decrease in share-based compensation expenses relating to options granted to employees in the second, third and fourth quarters of 2011.

●     Selling and marketing expenses for the first quarter of 2012 were US$2.9 million, an increase of 6.0% from the same period in 2011 and a decrease of 30.6% from the fourth quarter of 2011. The year-over-year increase was mainly attributed to increases in the number of sales and marketing staff and the share-based compensation expenses relating to options granted to employees in the second, third and fourth quarters of 2011. The quarter-over-quarter decrease was primarily due to decreases in marketing expenditures and performance bonus.

●     General and administrative expenses for the first quarter of 2012 were US$2.1 million, an increase of 20.0% from the same period in 2011 and a decrease of 29.8% from the fourth quarter of 2011. The year-over-year increase was primarily due to the increases in share-based compensation expenses relating to options granted to employees in the second, third and fourth quarters of 2011. The quarter-over-quarter decrease was mainly due to a decrease in share-based compensation expenses relating to options granted to employees in the second, third and fourth quarters of 2011.

Income from operations in the first quarter of 2012 was US$8.1 million, a 1.3% decrease from the same period in 2011 and a 36.3% decrease from the fourth quarter of 2011.

Operating margin, defined as income from operations divided by net revenues, in the first quarter of 2012 was 37.4%, compared to 42.6% in the same period in 2011 and 43.7% in the fourth quarter of 2011.

Interest income in the first quarter of 2012 was US$2.3 million, a 42.9% increase from the same period in 2011 and a 7.0% increase from the fourth quarter of 2011.

Loss from forward contracts in the first quarter of 2012 was US$0.6 million, compared to a loss of US$0.4 million from forward contracts in the fourth quarter of 2011. To facilitate the cash payment of dividends that the Company declared in November 2010, the Company entered into foreign currency forward contracts in April and May 2011. These forward contracts met the definition of derivatives and were measured at fair value. The quarter-over-quarter change in loss from forward contracts was due to the change in the exchange rate for RMB against the U.S. dollar from each period end to the respective expiration dates of each the forward contracts.

Income tax expenses in the first quarter of 2012 were US$2.2 million, an increase of 37.3% from the same period in 2011 and a decrease of 26.7% from the fourth quarter of 2011. The year-over-year increase was mainly due to an increase in non-deductable expenses by the Company’s subsidiaries. The quarter-over-quarter decrease was largely due to a decrease in taxable income.

Net loss attributable to noncontrolling interest in the first quarter of 2012 was US$0.2 million, an increase of 5.7% from the fourth quarter of 2011. The quarter-over-quarter increase was largely due to an increase in net loss of the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd. in the first quarter of 2012 was US$7.0 million, a decrease of 12.4% from the same period in 2011 and a decrease of 39.2% from the fourth quarter of 2011.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. defined as net income excluding certain one time or non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the first quarter of 2012 was US$8.1 million, a decrease of 4.4% from the same period in 2011 and a decrease of 40.3% from the fourth quarter of 2011. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of March 31, 2012, China Digital TV had cash and cash equivalents and restricted cash totaling US$261.3 million. In the first quarter of 2012, cash flow generated from operations was approximately US$5.9 million.

Business Outlook

Based on information available as of May 22, 2012, China Digital TV expects smart card shipments for the second quarter of 2012 to be in the range of 4.4 million to 4.6 million. Net revenues for the second quarter of 2012 are expected to be in the range of US$25.44 million to US$26.41 million.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, May 22, 2012, U.S. Eastern Time (8:00 a.m. on Wednesday, May 23, 2012, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 1:00 a.m. on May 23, 2012 and 12:59 a.m. on May 30, 2012, U.S. Eastern Time.

Replay Information

United States:	+1-718-354-1232
International:	+61-2-8235-5000

Passcode:	79782395

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2012 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 ext.9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital@brunswickgroup.com

China Digital TV Holding Co., Ltd.

Unaudited Consolidated Statements of Comprehensive Income

 (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011

Revenues
Products	$21,285	$28,035	$18,422
Services	827	1,556	1,174
Total revenues	22,112	29,591	19,596
Business taxes	(361)	(417)	(279)
Net revenues	21,751	29,174	19,317

Cost of Revenues
Products	(4,002)	(4,557)	(3,471)
Services	(850)	(970)	(490)
Total Cost of Revenues	(4,852)	(5,527)	(3,961)
Gross Profit	16,899	23,647	15,356

Operating expenses
Research and development expenses	(3,709)	(3,630)	(2,581)
Selling and marketing expenses	(2,936)	(4,230)	(2,771)
General and administrative expenses	(2,129)	(3,031)	(1,774)
Total Operating Expenses	(8,774)	(10,891)	(7,126)

Income from operations	8,125	12,756	8,230

Interest income	2,268	2,120	1,587
Interest expense	(544)	(545)	-
Loss from forward contract	(565)	(413)	-
Other income	31	660	5
Income before income tax	9,315	14,578	9,822
Income tax benefits / (expenses)
Income tax-current	(2,130)	(3,393)	(1,256)
Income tax-deferred	(110)	335	(376)
Net income before net loss from equity method investments	7,075	11,520	8,190
Net loss from equity method investments	(352)	(285)	(282)
Net income	6,723	11,235	7,908
Net loss attributable to noncontrolling interest	243	230	40
Net income attributable to China Digital TV Holding Co., Ltd	$6,966	$11,465	$7,948

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$0.12	$0.19	$0.14
Diluted	$0.12	$0.19	$0.13

Net income	$6,723	$11,235	$7,908
Other comprehensive (loss) income, net of tax Foreign currency translation adjustment	(79)	3,665	1,836
Comprehensive income	6,644	14,900	9,744
Comprehensive loss attributable to noncontrolling interest	81	230	40
Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$6,725	$15,130	$9,784
Weighted average shares used in calculating net income per ordinary share
Basic	58,984,132	58,977,669	58,843,619
Diluted	59,081,535	59,087,442	59,008,607

China Digital TV Holding Co., Ltd.

Unaudited Consolidated Balance Sheets

 (in thousands of U.S. dollars)

	March 31,	December 31,
ASSETS	2012	2011
Current assets:
Cash and cash equivalents	$205,684	$201,557
Restricted cash	55,586	55,679
Notes receivable	7,543	9,168
Accounts receivable, net	32,417	31,030
Inventories	5,494	3,918
Prepaid expenses and other current assets	8,459	6,768
Deferred costs-current	444	524
Deferred income taxes - current	1,112	1,352
Total current assets	316,739	309,996
Property and equipment, net	1,675	1,751
Intangible assets, net	386	450
Goodwill	541	541
Long-term investments - equity method investments	8,999	7,766
Deferred costs-non-current	304	379
Deferred income taxes - non-current	477	455
Total assets	$329,121	$321,338

LIABILITIES AND EQUITY
Current liabilities
Short-term loan (including short-term loan of consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil as of March 31, 2012 and December 31, 2011, respectively)	$55,193	$55,193
Accounts payable (including accounts payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $2,418 and $1,222 as of March 31, 2012 and December 31, 2011, respectively)	2,710	1,487
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $3,197 and $3,754 as of March 31, 2012 and December 31, 2011, respectively)	7,919	9,313
Dividend payable (including dividend payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil as of March 31, 2012 and December 31, 2011, respectively)	33,172	33,172
Deferred revenue – current (including deferred revenue of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $6,020 and $6,005 as of March 31, 2012 and December 31, 2011, respectively)	7,964	7,745
Income tax payable (including income tax payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $353 and $353 as of March 31, 2012 and December 31, 2011, respectively)	2,005	1,902
Total current liabilities	108,963	108,812
Deferred revenue-non-current (including deferred revenue-non-current of consolidated VIE without recourse to the Company of $304 and $401 as of March 31, 2012 and December 31, 2011, respectively)	304	401
Government subsidies (including Government subsidies of consolidated VIE without recourse to the Company of nil as of March 31, 2012 and December 31, 2011, respectively)	1,802	1,803
Total Liabilities	111,069	111,016

EQUITY
China Digital TV Holding Co., Ltd. Shareholders’ equity:
Ordinary shares	29	29
Additional paid-in capital	127,664	126,583
Statutory reserve	17,694	17,694
Retained earnings	43,367	36,401
Accumulated other comprehensive income	25,493	25,735
Total China Digital TV Holding Co., Ltd shareholders’equity	214,247	206,442
Noncontrolling interest	3,805	3,880
Total equity	218,052	210,322
TOTAL LIABILITIES AND EQUITY	$329,121	$321,338

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. Shareholders excludes certain one-time non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	(in thousands of U.S. dollars)
Net income attributable to China Digital TV Holding Co., Ltd – GAAP	$6,966	$11,465	$7,948
Share-based compensation expenses	1,082	2,083	462
Amortization of intangible assets from business acquisitions and equity method investments	88	88	104
Net income attributable to China Digital TV Holding Co., Ltd - Non-GAAP	$8,136	$13,636	$8,514